Daleco Resources Corporation
17 Wilmont Mews, 5th Floor, West Chester, PA 19382 * 610.429.0181 * Fax 610.429.0818

May 22, 2008

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:
Daleco Resources Corporation
Form 10-KSB for the Fiscal Year Ended September 30, 2007
Filed February 14, 2008
Form 10-QSB for the Quarterly Period Ended December 31, 2007
Filed February 19, 2008
File No. 000-12214

Dear Ms. Davis:

The following items are in response to the comments contained in the letter dated April 9, 2008.

Form 1O-KSB for the Fiscal Year Ended September 30. 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements, page 26

1. At the top of page 27 you state “The factors described under “Risk Factors” in the Company’s Annual Report on Form 10-KSB ... could cause actual results to differ materially….” We could not locate a discussion regarding risk factors in your document. Please advise and modify your disclosure accordingly. We also note similar disclosure in your Form 10-QSB for the quarterly period ended December 31, 2007, which refers users to such discussion in your Form 10-KSB.

Answer: There is no separate “Risk Factors” section. A draft of an amendment to the referenced Form 10-KSB and a draft of an amendment to the Form 10-QSB for the quarter ended December 31, 2007 are being sent via email. The Form 10-QSB for the quarter ended March 31, 2008 does not refer to a “Risk Factors” section.

Results of Operations

Depreciation, Depletion and Amortization: Minerals, page 28

2.
You explain that depreciation, depletion and amortization expense was $778,252 for 2007 as compared to $778,294 for 2006. However, per review of your consolidated balance sheet on page 34, and your disclosure in Note 4 on page 44, you present accumulated depreciation, depletion and amortization for mineral properties as $800,000 as of September 30, 2007, and $600,000 as of September 30, 2006. Please modify your disclosure to clarify this apparent inconsistency.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email. DD&A recapitulation as follows:

	2007	2006
Mineral Properties - Depletion	$200,000	$200,000
Technology and Patent Rights - Amortization	577,452	577,452
Equipment - Depreciation	800	842
Depreciation, Depletion and Amortization - Minerals	$778,252	$778,294

Consolidated Statements of Income, page 36

3.
We note you provide a separate line item within expenses, identified as ‘Stock Based Compensation Expense’. Please modify your presentation to be consistent with the guidance provided in SAB Topic 14:F, or otherwise advise.

Answer: A draft of an amendment to the referenced Form 10-KSB, a draft of an amendment to the Form 10-QSB for the quarter ended December 31, 2007 and a draft of an amendment to the Form 10-QSB for the quarter ended March 31, 2008 are being sent via email.

Consolidated Statements of Cash Flows, page 37

4.
Within your calculation of ‘Cash Flows from Financing Activities’ you present a line item identified as ‘Increase (Decrease) in Accrued Interest’. Please modify your presentation to comply with guidance in paragraph 23 of SFAS 95, or tell us why you believe your presentation is consistent with such guidance.

Answer: A draft of an amendment to the referenced Form 10-KSB and a draft of an amendment to the Form 10-QSB for the quarter ended December 31, 2007 are being sent via email. The Form 10-QSB for the quarter ended March 31, 2008 reflects the change in Accrued Interest in Cash Flows from Operating Activities.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

c. Oil and Gas Properties and Equipment. page 40

5.
You explain that costs related to proved developed leases, and exploration and development wells are written down to their projected net recoverable amount. However, you also explain that in 2001 you began applying the guidance in SFAS 144 regarding the impairment and disposal of long lived assets which, if necessary, requires an asset be written down to fair value. These statements do not appear to be consistent. Please clarify which value is used when you write down an asset.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

Note 4 Mineral Properties

b.	Minerals and Equipment, page 44

6.
You explain that you amortize your mineral properties at a nominal rate of $200,000 per year subject to higher adjustments as production commences or increases. You also explain that you are utilizing a modified units-of-production method in determining amortization rates for your mineral properties. Please address each of the following:

•	tell us what you mean by “modified” units-of-production method;

•	explain to us why you believe this is the most appropriate method to amortize your assets over their estimated pattern of use over their lives; and,

•	explain why this method results in $200,000 of amortization per year.

Answer:“Modified” units-of-production method means that the company is recording the greater of the nominal amortization rate of $200,000 per year or the amount computed using the units-of-production method. Accordingly, we have recorded a charge of $200,000 for each year. We believe that this is an appropriate method as there are only minor sales of minerals each year and no proved reserves as defined by Industry Guide 7. A draft of an amendment to the referenced Form 10-KSB is being sent via email.

Note 9 Capital Stock

c.	Stock Based Compensation, page 50

7.
We were unable to locate all the disclosures required by paragraph A240 of SFAS 123(R). Please review the disclosure requirements and expand your disclosure as necessary, or otherwise confirm, if true, that all disclosures as necessary have been made.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

Form 10-QSB for the Quarterly Period Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Depreciation, Depletion and Amortization: Minerals, page 14

8.
You explain that depreciation, depletion and amortization totaled $194,563 for each of the three months ended December 31, 2007 and 2006. However, your consolidated balance sheet on page three indicates that accumulated depreciation, depletion and amortization for mineral properties increased from $800,000 as of September 30, 2007 to $850,000 as of December 31, 2007. Please reconcile for us the information disclosed in your Managements Discussion and Analysis with the information reported on the face of your balance sheet.

Answer: A draft of an amendment to the Form 10-QSB for the quarter ended December 31, 2007 is being sent via email. The Form 10-QSB for the quarter ended March 31, 2008 includes disclosure of the amortization of Technology and Patent Rights. DD&A recapitulation as follows:

	2007	2006
Mineral Properties - Depletion	$50,000	$50,000
Technology and Patent Rights - Amortization	144,363	144,363
Equipment - Depreciation	200	200
Depreciation, Depletion and Amortization - Minerals	$194,563	$194,563

Liquidity and Capital Resources. page 15

9. It appears you have a working capital deficit as of December 31, 2007 of approximately $7.6 million. You state that “In an effort to address liquidity shortfalls, the Company has instituted cost containment procedures, sold certain of its oil and gas properties, and is evaluating the sale of additional oil and gas properties.” Please expand your disclosure to explain which properties you are evaluating for potential sale, the impact such sale will have on your operating activities, the amount expected from such sales; and, if such proceeds are not sufficient to cover the working capital deficit, how you plan to meet your remaining current obligations.

Answer: A draft of an amendment to the referenced Form 10-QSB for the quarter ended December 31, 2007 is being sent via email.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

10.
We note that your website and some press releases refer to or use the terms “measured,” “indicated,” and “inferred,” resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB which may be secured from us, or from the SEC’s website at http://www.sec.gov.’edgar.slitmi.

Please indicate the location of this disclaimer in your response.

Answer: We have added the cautionary language to the Home, Minerals, News Releases and Presentations sections of our web site. We will also include the cautionary language in any future press release in which we make reference to such reserve measures.

General, page 11

11.
The words “development” and “production” have very specific meanings under Industry Guide 7(a) (4), (see sec.qov/about/forms/industryguides.pdf. The terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” or “production” throughout your document, and replace this terminology, as needed, with the terms “explore” or “exploration.” This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction I to paragraph (a), Industry Guide 7.

Answer: A draft of an amendment to the referenced Form 10-KSB and a draft of an amendment to the Form 10-QSB for the quarter ended December 31, 2007 and a draft of an amendment to the Form 10-QSB for the quarter ended March 31, 2008 are being sent via email.

Mineral Deposits, page 11

12.	Please disclose the basis for your mineral rights and include the following information for each of your properties:

•	The nature of the company’s ownership or interest in the property.

•	A description of all interests in the properties, including the terms of all underlying agreements.

•	An indication of the type of claim such as placer or lode, whether the mining claims are State or Federal mining claims, leases, or mining concessions.

•
Pleas include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration that is sufficient to enable the claims to he distinguished from other claims that may exist in the area.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•	The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email (see Item 2. Description of Property).

13.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to the property, including the mode of transportation utilized to and from the property.

•	Any conditions that must he met in order to obtain or retain title to the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (I) through (5). for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.qov/about/forms/industryquides.pdf

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email (see Item 2. Description of Property).

14.
Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe that maps and drawings having the following features would be beneficial:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale or representations of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Answer: See Exhibit 99.1 which is referenced in Item 2. Description of Property.

15.
We note that you refer to estimates of inferred mineral resources within your filing. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. Industry Guide 7 does not recognize resource reporting classifications. Please remove all resource estimates from your filing.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

16.	Please note that mineral reserves for a mineral property cannot be designated unless:

•
Competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate.

•	A price, based on a valid sales contract, is used in any reserve or cash flow analysis used to designate reserves.

•	The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Modify your disclosure accordingly. In addition, please modify your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted. In addition, before you can designate any reserves for industrial minerals that you can disclose in SEC filings, you must demonstrate that you can penetrate the market, establish a commercially viable operation, and sell a sufficient quantity that you can make a profit after all expenses including return of capital. This generally requires industrial mineral companies to develop a final feasibility study that includes estimated quantities of material based on drilling, sampling and geologic understanding, current costs and market prices, a cash flow analysis, and a sales contract, binding letter of intent or other proof that you have a successfully marketed your material.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

17.
Proven and probable reserves are disclosed for a portion of your zeolite properties which was prepared by KT Minerals, Inc. Please forward to our engineer as supplemental information and not as part of the annual report, your information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used at various classification levels

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	Copies of sales contracts, product specifications and other information that can establish the possibility of entity into the targeted markets needs to be forwarded for our review.

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, preaddressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Answer: The requested information is being provided in a separate communication.

Kaolin. page 12

18.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

• Disclose a brief geological justification for each of the exploration projects written in non-technical language.

• Give a breakdown of the exploration timetable and budget. including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

• If there is a phased program planned, briefly outline all phases.

• If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

• Disclose how the exploration program will be funded.

• Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

19.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

Zeolite, page 13

20.
Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3. Please supplementally provide the tonnage and grade of your commercial production over the last three years. Do not include those amounts which were provided for sampling and product evaluation purposes.

Answer: A draft of an amendment to the referenced Form 10-KSB is being sent via email.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gary J. Novinskie
Gary J. Novinskie
Interim Chief Executive Officer, President and Chief Financial Officer

cc:	Richard W. Balckstone, Controller Arlene Montemayer, Vasquez & Company LLP C.Warren Trainor, Ehmann, Van Denbergh & Trainor, P.C.